HMS HOLDINGS CORP.

February 21, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 4561

Attention: Karen J. Garnett

Re:	HMS Holdings Corp.
Registration Statement on Form S-3
File No. 333-138875
Request for Acceleration

Ladies and Gentlemen:

          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, HMS Holdings Corp. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-138875), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. on February 21, 2007, or as soon thereafter as practicable.

          The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ THOMAS G. ARCHBOLD

Thomas G. Archbold
Chief Financial Officer